Exhibit 4.1

Dear ____________:

         In furtherance of our recent conversation, I would like to propose as my final offer the following changes to the terms of the $10 million 14% Convertible Debentures due October 15, 1998 (the "October Notes") held by ___________ ("_______") _______________ ("__________"), the $12 million 14%
Convertible Notes due April 21, 2000 (the "April Notes", with the October Notes and the April Notes to be referred hereinafter collectively as the "Notes") currently held by _______________, _______________, ___________________
("________") and ____________ ("________", and together with ________, _________
and __________, the "_______") and the $40 million Structured Equity Funding Line ("SEFL").

         First, the Funds would agree not to convert any of the April Notes until September 1, 1998. Additionally, the Funds would agree not to convert more than $3 million principal amount of the April Notes in each of September, October, November and December 1998. The Company understands, however, that should the Funds not exercise their right to convert the maximum amount in any of the foregoing months, any "unconverted" amount in such month shall be rolled forward to the following month and added to the amount that could otherwise be converted.

         In exchange, the Company would agree to re-set the exercise price of the warrants that were issued to the Funds in connection with the April Notes to $2.00 per share. Thus, the 816,667 warrants issued to ________, the 233,333 warrants issued to _______, and the 175,000 warrants issued to each of _________ and _________ relating to the April Notes would be re-set at $2.00.

         Moreover, the terms of the Notes would be amended so as to provide that should the Company obtain any financing through the issuance of debt or equity securities, the Company would use 100% of the proceeds of such financing to pay off any outstanding balance of the October Notes at the Formula Price (as such term is defined in the October Notes) and a minimum of 75% of any remaining proceeds to pay off the outstanding balance of the April Notes at the Formula Price (as such term is defined in the April Notes). Additionally, the initial draw date under the SEFL would be re-set as the latter of (1) January 1, 1999 or
(2) thirty days after the registration statement covering resales of the shares of AIPC common stock issuable under the SEFL is declared effective: provided, however, that if the October Notes and April Notes are each paid in full, the Company may draw on the SEFL at any time after such registration statement is declared effective.

         We believe that the aforementioned changes are in the best interests of all parties involved, and we are anxious to complete a deal with you that will lead to a favorable market reaction.
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         Please note that the terms described above are for discussion purposes only, and as such are non-binding in nature and will remain so until formal documents evidencing the aforementioned changes have been executed by all relevant parties.

         Please don't hesitate to contact me at the above-referenced number should have you any questions.

Very truly yours,


---------------------


Agreed and accepted this __________ day of ___________, 1998

AMERICAN INTERNATIONAL PETROLEUM CORPORATION


By: /s/ Denis J. Fitzpatrick
    ----------------------------

Name:  Denis J. Fitzptarick
Title: Chief Financial Officer: